LATOUR TRADING LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015		
ASSETS		
Cash	$	2,127,055
Receivable from clearing brokers		549,264,050
Securities owned, at fair value		555,465,205
Other assets		779,916
	$	1,107,636,226
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Securities sold, not yet purchased, at fair value	$	1,038,802,071
Accounts payable and accrued expenses		7,071,208
Due to Tower Research Capital LLC (Note 9)		1,537,770
Total liabilities		1,047,411,049
Member's equity		60,225,177
	$	1,107,636,226

See accompanying notes to financial statements.